SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 August 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (Files No. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the “unaudited pro forma financial information”) comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2011 (the “unaudited pro forma balance sheet”) and the unaudited pro forma condensed consolidated income statements for the six month periods ended 30 June 2011 and 30 June 2010 and the years ended 31 December 2010, 31 December 2009 and 31 December 2008 (the “pro forma income statements”) based on the published audited and unaudited financial statements of RBS, prepared in accordance with IFRS, after giving effect to:

(a)	the distribution of those ABN AMRO businesses attributable to Santander and the Dutch government (the “other Consortium Members”); and
(b)	the divestment of certain businesses to meet the European Commission’s State Aid requirements (see below).

The distribution to other consortium members has now substantially completed following legal separation of ABN AMRO N.V. which took place on 1 April 2010. From that date, the results of ABN AMRO attributable to the other consortium members are classified as discontinued operations.  The income statement for 2009 has been represented accordingly.

To comply with the European Commission’s State Aid requirements, RBS has agreed to make a series of divestments to be completed within four years from December 2009, as follows:

•	RBS Insurance
•	Global Merchant Services (sold November 2010)
•	RBS Sempra Commodities (acquired April 2008; majority sold during 2010)
•
the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed the ‘UK Retail and UK Corporate businesses outlined for disposal’)

Collectively, the above are defined as the ‘EC State Aid Divestments’.

The pro forma financial information has been prepared assuming the following:

•	pro forma balance sheet: the distribution to the other Consortium members and EC State Aid Divestments had occurred on 30 June 2011

•	pro forma income statements: the distribution to the other Consortium members had occurred on acquisition of ABN AMRO on 17 October 2007 and the EC State Aid Divestments had occurred on 1 January 2007

•	sale proceeds in respect of the EC State Aid Divestments not yet completed are received in cash and are equal to the net asset values of the businesses to be disposed of

•
the UK Retail and UK Corporate business outlined for disposal represents a carve-out from existing RBS businesses and therefore discrete financial information for this divestment which is factually supportable is not currently available.  Accordingly, the pro forma financial information in respect of the EC State Aid Divestments excludes this business.

Article 11 unaudited pro forma information

Unaudited proforma condensed consolidated financial information (continued)

Basis of preparation (continued)

The table below shows best estimates regarding certain key line items in respect of the UK Retail and UK Corporate businesses outlined for disposal.  Detailed financial information about this business on a stand alone basis is currently being prepared and therefore the estimates are subject to change.

	Six months ended 30 June 2011	Year ended 31 December 2010	Year ended 31 December 2009*	Year ended 31 December 2008
	£m	£m	£m	£m
UK Retail and UK Corporate businesses outlined for disposal

Total income	472	902	925	1,082
Operating profit before impairment losses	248	439	451	567
Operating profit/(loss) before tax	185	160	(55)	347
Total assets at 30 June 2011 were estimated to be £19.6 billion

* The data for 2009 have been restated following finalisation of the business scope.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium Members and EC State Aid Divestments occurred on the dates indicated nor is it necessarily indicative of the results of operations of financial position that may or may be expected to be achieved in the future.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma balance sheet as at 30 June 2011

	RBS (1)	RFS Minority Interest (2)	Pro forma RBS (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	64,351	-	34,351	4,244	68,595
Loans and advances to banks	95,106	(1)	95,105	(2,135)	92,970
Loans and advances to customers	545,734	-	545,734	(1,445)	544,289
Debt securities and equity shares	268,596	-	268,596	(8,453)	260,143
Derivatives	394,872	-	394,872	23	394,895
Intangible assets	14,592	-	14,592	(1,031)	13,561
Property, plant and equipment	17,357	-	17,357	(135)	17,222
Other assets	45,361	(1,037)	44,324	(2,544)	41,780

Total assets	1,445,969	(1,038)	1,444,931	(11,476)	1,433,455

Liabilities
Deposits by banks	106,954	(352)	106,602	-	106,602
Customer accounts	517,525	-	517,525	-	517,525
Debt securities in issue	213,797	-	213,797	-	213,797
Settlement balances	22,905	-	22,905	-	22,905
Short positions	56,106	-	56,106	-	56,106
Derivatives	387,809	-	387,809	-	387,809
Subordinated liabilities	26,311	-	26,311	-	26,311
Other liabilities	38,320	(370)	37,950	(10,945)	27,005

Total liabilities	1,369,727	(722)	1,369,005	(10,945)	1,358,060

Non-controlling interests	1,498	(316)	1,182	(531)	651
Equity owners	74,744	-	74,744	-	74,744

Total equity	76,242	(316)	75,926	(531)	75,395

Total liabilities and equity	1,445,969	(1,038)	1,444,931	(11,476)	1,433,455

Notes:
(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2011.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the six months ended 30 June 2011 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited balance sheet of RBS as at 30 June 2011 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2011 without adjustment and represents those parts of the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance together with residual elements of RBS Sempra Commodities and Global Merchant Services.

(5)	Adjusted pro forma unaudited balance sheet of RBS as at 30 June 2011 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2011

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	6,528	5	6,533	(197)	6,336

Net fees and commissions	2,759	-	2,759	161	2,920
Income from trading activities	1,982	-	1,982	-	1,982
Gain on redemption of own debt	255	-	255	-	255
Other operating income (excluding insurance premium income)	1,533	(2)	1,531	(73)	1,458
Insurance net premium income	2,239	-	2,239	(2,239)	-

Non-interest income	8,768	(2)	8,766	(2,151)	6,615

Total income	15,296	3	15,299	(2,348)	12,951
Operating expenses	(9,332)	(1)	(9,333)	410	(8,923)

Profit/(loss) before other operating charges and impairment losses	5,964	2	5,966	(1,938)	4,028
Insurance net claims	(1,705)	-	(1,705)	1,705	-
Impairment losses	(5,053)	-	(5,053)	-	(5,053)

Operating (loss)/profit before tax	(794)	2	(792)	(233)	(1,025)
Tax	(645)	1	(644)	55	(589)

(Loss)/profit from continuing operations	(1,439)	3	(1,436)	(178)	(1,614)

(Loss)/profit attributable to:
Non-controlling interests	(10)	3	(7)	5	(2)
Preference shareholders	-	-	-	-	-
Paid-in equity holders	-	-	-	-	-
Ordinary shareholders	(1,429)	-	(1,429)	(183)	(1,612)

	(1,439)	3	(1,436)	(178)	(1,614)

Per 25p ordinary share (pence)

Continuing operations
Basic	(1.3)		(1.3)		(1.5)
Fully diluted	(1.3)		(1.3)		(1.5)

Number of shares (million)
Weighted average ordinary shares	107,886		107,886		107,886
Weighted average diluted ordinary shares	107,886		107,886		107,886

Notes:
(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2011.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2011 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the six months ended 30 June 2011 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2011 without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely as RBS Insurance.

(5)
Pro forma unaudited income statement of RBS for the six months ended 30 June 2011 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2010

	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	7,218	-	7,218	(215)	7,003

Net fees and commissions	2,953	(7)	2,946	(60)	2,889
Income/(loss) from trading activities	3,876	(4)	3,872	(262)	3,610
Gain on redemption of own debt	553	-	553	-	553
Other operating income (excluding insurance premium income)	793	(18)	775	(94)	681
Insurance net premium income	2,567	-	2,567	(2,517)	50

Non-interest income	10,742	(29)	10,713	(2,933)	7,780

Total income	17,960	(29)	17,931	(3,148)	14,783
Operating expenses	(9,170)	(4)	(9,174)	765	(8,409)

Profit/(loss) before other operating charges and impairment losses	8,790	(33)	8,757	(2,383)	6,374
Insurance net claims	(2,459)	-	(2,459)	2,455	(4)
Impairment (losses)/gains	(5,162)	-	(5,162)	21	(5,141)

Operating profit/(loss) before tax	1,169	(33)	1,136	93	1,229
Tax	(932)	1	(931)	(38)	(969)

Profit/(loss) from continuing operations	237	(32)	205	55	260

Profit/(loss) attributable to:
Non-controlling interests	74	(32)	42	(20)	22
Preference shareholders	105	-	105	-	105
Paid-in equity holders	19	-	19	-	19
Ordinary shareholders	39	-	39	75	114

	237	(32)	205	55	260

Per 25p ordinary share (pence)

Continuing operations
Basic	0.6		0.6		0.7
Fully diluted	0.6		0.6		0.7

Number of shares (million)
Weighted average ordinary shares	107,326		107,326		107,326
Weighted average diluted ordinary shares	107,862		107,862		107,862

Notes:
(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2010.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the six months ended 30 June 2010 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the six months ended 30 June 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2010 without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the six months ended 30 June 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2010
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	14,209	(9)	14,200	(450)	13,750

Net fees and commissions	5,982	1	5,983	(108)	5,875
Income from trading activities	4,517	(4)	4,513	(390)	4,123
Gain on redemption of own debt	553	-	553	-	553
Other operating income (excluding insurance premium income)	1,479	154	1,633	(155)	1,478
Insurance net premium income	5,128	-	5,128	(5,013)	115

Non-interest income	17,659	151	17,810	(5,666)	12,144

Total income	31,868	142	32,010	(6,116)	25,894
Operating expenses	(18,228)	8	(18,220)	1,381	(16,839)

Profit/(loss) before other operating charges and impairment losses	13,640	150	13,790	(4,735)	9,055
Insurance net claims	(4,783)	-	(4,783)	4,698	(85)
Impairment (losses)/gains	(9,256)	-	(9,256)	21	(9,235)

Operating (loss)/profit before tax	(399)	150	(249)	(16)	(265)
Tax	(634)	(29)	(663)	(14)	(677)

(Loss)/profit from continuing operations	(1,033)	121	(912)	(30)	(942)

(Loss)/profit attributable to:
Non-controlling interests	(60)	121	61	(55)	6
Preference shareholders	105	-	105	-	105
Paid-in equity holders	19	-	19	-	19
Ordinary shareholders	(1,097)	-	(1,097)	25	(1,072)

	(1,033)	121	(912)	(30)	(942)

Per 25p ordinary share (pence)

Continuing operations
Basic	(0.5)		(0.5)		(0.4)
Fully diluted	(0.5)		(0.5)		(0.4)

Number of shares (million)
Weighted average ordinary shares	107,245		107,245		107,245
Weighted average diluted ordinary shares	107,245		107,245		107,245

Notes:
(1)	The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2010.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the year ended 31 December 2010 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2010  without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2009
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	13,388	179	13,567	(477)	13,090

Net fees and commissions	5,948	-	5,948	67	6,015
Income/(loss) from trading activities	3,761	45	3,806	(799)	3,007
Gain on redemption of own debt	3,790	-	3,790	-	3,790
Other operating income (excluding insurance premium income)	873	97	970	(376)	594
Insurance net premium income	5,266	-	5,266	(5,138)	128

Non-interest income	19,638	142	19,780	(6,246)	13,534

Total income	33,026	321	33,347	(6,723)	26,624
Operating expenses	(17,417)	35	(17,382)	1,615	(15,767)

Profit/(loss) before other operating charges and impairment losses	15,609	356	15,965	(5,108)	10,857
Insurance net claims	(4,357)	-	(4,357)	4,223	(134)
Impairment (losses)/gains	(13,899)	-	(13,899)	8	(13,891)

Operating (loss)/profit before tax	(2,647)	356	(2,291)	(877)	(3,168)
Tax	429	(90)	339	148	487

(Loss)/profit from continuing operations	(2,218)	266	(1,952)	(729)	(2,681)

Profit/(loss) attributable to:
Non-controlling interests	382	266	648	(234)	414
Preference shareholders	878	-	878	-	878
Paid-in equity holders	57	-	57	-	57
Ordinary shareholders	(3,535)	-	(3,535)	(495)	(4,030)

	(2,218)	266	(1,952)	(729)	(2,681)

Per 25p ordinary share (pence)

Continuing operations
Basic	(6.3)		(6.3)		(7.2)
Fully diluted	(6.3)		(6.3)		(7.2)

Number of shares (million)
Weighted average ordinary shares	52,891		52,891		52,891
Weighted average diluted ordinary shares	52,891		52,891		52,891

Notes:
(1)	The financial information for RBS has been extracted from the audited financial statements for the year to 31 December 2009 included on page 209 of the Form 20-F filed with the SEC on 31 March 2011.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2009 without adjustment and represents those parts of the businesses agreed with the European  Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2008
	RBS (1)	RFS Minority Interest (2)	RBS excluding RFS Minority Interest (3)	EC State Aid Divestments (4)	Adjusted Pro forma RBS (5)
Continuing operations	£m	£m	£m	£m	£m

Net interest income	15,482	282	15,764	(669)	15,095

Net fees and commissions	6,411	23	6,434	(29)	6,405
Income from trading activities	(9,025)	196	(8,829)	(793)	(9,622)
Other operating income (excluding insurance premium income)	2,153	(190)	1,963	(78)	1,885
Insurance net premium income	5,709	-	5,709	(5,293)	416

Non-interest income	5,248	29	5,277	(6,193)	(916)

Total income	20,730	311	21,041	(6,862)	14,179
Operating expenses	(35,065)	166	(34,899)	1,716	(33,183)

(Loss)/profit before other operating charges and impairment losses	(14,335)	477	(13,858)	(5,146)	(19,004)
Insurance net claims	(3,917)	-	(3,917)	3,733	(184)
Impairment (losses)/gains	(7,439)	7	(7,432)	45	(7,387)

Operating (loss)/profit before tax	(25,691)	484	(25,207)	(1,368)	(26,575)
Tax	2,167	(172)	1,995	291	2,286

(Loss)/profit from continuing operations	(23,524)	312	(23,212)	(1,077)	(24,289)

Profit/(loss) attributable to:
Non-controlling interests	100	312	412	(164)	248
Preference shareholders	536	-	536	-	536
Paid-in equity holders	60	-	60	-	60
Ordinary shareholders	(24,220)	-	(24,220)	(913)	(25,133)

	(23,524)	312	(23,212)	(1,077)	(24,289)

Per 25p ordinary share (pence)

Continuing operations
Basic	(146.2)		(146.2)		(151.7)
Fully diluted	(146.2)		(146.2)		(151.7)

Number of shares (million)
Weighted average ordinary shares	16,563		16,563		16,563
Weighted average diluted ordinary shares	16,563		16,563		16,563

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 209 of the Form 20-F filed with the SEC on 31 March 2011.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)	Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members.
(4)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2008 without adjustment and represents those parts of RBS attributable to the businesses agreed with the European Commission as being for disposal for which information is currently available, namely RBS Insurance, RBS Sempra Commodities and Global Merchant Services.

(5)
Pro forma unaudited income statement of RBS for the year ended 31 December 2008 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant was duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
(Registrant)

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
12 August 2011